**NSON**
**REEK**
**RESOURCES LTD.**
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

07028033

October 31, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated October 31, 2007

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D. MacAulay
BARBARA O'NEILL

11/16

FILE No.
82-3874

# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

## NEWS RELEASE

**OCTOBER 31, 2007**

News Release: ***07-17***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

### Manson Creek Resources Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update on the Company's October activities. Considerable progress has been made in sourcing a drill contractor for the Meridian project while the Company continues to await receipt of the Black Lake drill core assay results.

The Meridian gold-silver project, located south of Revelstoke, British Columbia, is drill ready with the drill roads and pads in place. Proposed diamond drilling will target areas proximal to many of the historical mines that were operational early in the 20th century. Manson Creek personnel will be on site next week to evaluate the feasibility of initiating a drill program in the coming weeks.

The Black Lake property, located in northern Saskatchewan, was the focus of a 1,498 meter diamond drilling program that targeted two significant target areas, Charlebois Lake and the A Zone, which encompassing outcropping radioactive pegmatite.

The Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers was examined with two drill holes. These drill holes, totaling 782 meters, tested several significant zones along the strike of the anomaly. The first drill hole examined a large, anomalously mineralized pegmatite exposed in outcrop over an area approximating 150 meters by 80 meters. The second drill hole stepped out 480 meters along strike to the east and cut numerous pegmatite dykes comprising the Charlebois Lake anomaly.

The A Zone is a 200 meter by 250 meter area containing significant volumes of radioactive pegmatite. Three drill holes, totaling 716 meters, tested the A Zone in areas where grab samples returned values of 0.108% to 0.589% $U_3O_8$ and 0.077% to 0.302% molybdenum (Mo).

The drill core samples were delivered to the assay laboratory on August 29, 2007. The lab is experiencing significant sample volumes, which has resulted in long processing delays. The Company is eagerly awaiting the assay results.

**Manson Creek**

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director

FILE No
82-387?

# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

## NEWS RELEASE

**OCTOBER 31, 2007**

News Release: ***07-17***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

### Manson Creek Resources Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update on the Company's October activities. Considerable progress has been made in sourcing a drill contractor for the Meridian project while the Company continues to await receipt of the Black Lake drill core assay results.

The Meridian gold-silver project, located south of Revelstoke, British Columbia, is drill ready with the drill roads and pads in place. Proposed diamond drilling will target areas proximal to many of the historical mines that were operational early in the 20th century. Manson Creek personnel will be on site next week to evaluate the feasibility of initiating a drill program in the coming weeks.

The Black Lake property, located in northern Saskatchewan, was the focus of a 1,498 meter diamond drilling program that targeted two significant target areas, Charlebois Lake and the A Zone, which encompassing outcropping radioactive pegmatite.

The Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers was examined with two drill holes. These drill holes, totaling 782 meters, tested several significant zones along the strike of the anomaly. The first drill hole examined a large, anomalously mineralized pegmatite exposed in outcrop over an area approximating 150 meters by 80 meters. The second drill hole stepped out 480 meters along strike to the east and cut numerous pegmatite dykes comprising the Charlebois Lake anomaly.

The A Zone is a 200 meter by 250 meter area containing significant volumes of radioactive pegmatite. Three drill holes, totaling 716 meters, tested the A Zone in areas where grab samples returned values of 0.108% to 0.589% $U_3O_8$ and 0.077% to 0.302% molybdenum (Mo).

The drill core samples were delivered to the assay laboratory on August 29, 2007. The lab is experiencing significant sample volumes, which has resulted in long processing delays. The Company is eagerly awaiting the assay results.

**Manson Creek**

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director

**MANSON CREEK RESOURCES LTD.**

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **OCTOBER 31, 2007**

News Release: ***07-17*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

## Manson Creek Resources Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update on the Company's October activities. Considerable progress has been made in sourcing a drill contractor for the Meridian project while the Company continues to await receipt of the Black Lake drill core assay results.

The Meridian gold-silver project, located south of Revelstoke, British Columbia, is drill ready with the drill roads and pads in place. Proposed diamond drilling will target areas proximal to many of the historical mines that were operational early in the 20th century. Manson Creek personnel will be on site next week to evaluate the feasibility of initiating a drill program in the coming weeks.

The Black Lake property, located in northern Saskatchewan, was the focus of a 1,498 meter diamond drilling program that targeted two significant target areas, Charlebois Lake and the A Zone, which encompassing outcropping radioactive pegmatite.

The Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers was examined with two drill holes. These drill holes, totaling 782 meters, tested several significant zones along the strike of the anomaly. The first drill hole examined a large, anomalously mineralized pegmatite exposed in outcrop over an area approximating 150 meters by 80 meters. The second drill hole stepped out 480 meters along strike to the east and cut numerous pegmatite dykes comprising the Charlebois Lake anomaly.

The A Zone is a 200 meter by 250 meter area containing significant volumes of radioactive pegmatite. Three drill holes, totaling 716 meters, tested the A Zone in areas where grab samples returned values of 0.108% to 0.589% $U_3O_8$ and 0.077% to 0.302% molybdenum (Mo).

The drill core samples were delivered to the assay laboratory on August 29, 2007. The lab is experiencing significant sample volumes, which has resulted in long processing delays. The Company is eagerly awaiting the assay results.

**Manson Creek**

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director



END